Exhibit 99.1

Kim Williams-Bradley joins Genius Sports’ Board of Directors

•	Joins Board as Independent Director and member of both Audit and Compensation Committees

•	Financial expert, with over two decades of experience in key leadership positions within the sports and media fields

•	Previously served as CFO of the National Football League

NEW YORK, NY and LONDON, UK – July 21, 2021: Genius Sports Limited (NYSE:GENI) (“Genius” or “GSL”), the official data, technology and commercial partner that powers the global ecosystem connecting sports, betting and media, today announces the appointment of Kimberly Williams-Bradley as an independent director of the Genius Board of Directors (“Board”). Ms. Williams-Bradley’s appointment, effective from 19 July 2021, will increase the Board to nine members.

Ms. Williams-Bradley, a financial expert, with over two decades of experience in key leadership positions within the sports and media fields, has also been appointed to the Board’s Audit and Compensation Committees.

Ms. Williams-Bradley has previously served as Chief Financial Officer of the National Football League, a strategic-partner to Genius Sports; Chief Operating Officer of the NFL Network; Chief Financial Officer of Core Media Group, and Global Advisory Board Member of the Women’s Tennis Association. Most recently, Ms. Williams-Bradley was Executive Vice President and Chief Financial Officer of Warner Bros. Entertainment Group, where she was responsible for establishing and managing the financial strategy of the business.

David Levy, Genius Sports Chair of the Board, said; “On behalf of the Board, we are delighted to welcome Kim. She is a highly regarded professional with a wealth of experience in the finance and sports media sectors, whose accomplished perspective will strengthen and diversify the Board’s decision-making capabilities. We are pleased to have Kim join our team to help drive our strategic vision as an integral member of our Board and Audit Committee.”

Kimberly Williams-Bradley commented; “I am thrilled to be joining Genius’ Board at such a pivotal moment for the industry, as the sports, betting and media sectors increasingly converge. Genius Sports continues to shape the direction of the industry and the use of official data; revolutionizing how sports leagues capture new revenue streams, while delivering greater value and security for sports books and their customers. I look forward to working with such an innovative leadership and a dedicated team around the world.”

About Genius Sports

Genius Sports is the official data, technology and commercial partner that powers the global ecosystem connecting sports, betting and media. We are a global leader in digital sports content, technology and integrity services. Our technology is used in over 150 countries worldwide, empowering sports to capture, manage and distribute their live data and video, driving their digital transformation and enhancing their relationships with fans.

We are the trusted partner to over 400 sports leagues and federations globally, including many of the world’s largest leagues and federations such as the NFL, EPL, FIBA, NCAA, NASCAR, AFA and PGA.

Genius Sports is uniquely placed through cutting-edge technology, scale and global reach to support our partners. We are more than just a technology company, we build long-term relationships with sports at all levels, helping them to control and maximize the value of their content while providing technical expertise and round-the-clock support.

Contacts

Media:

Chris Dougan, Chief Communications Officer

+1 (202)-766-4430

chris.dougan@geniussports.com

Tristan Peniston-Bird / Charlie Harrison, The One Nine Three Group

+44 7772 031 886 / +44 7884 136 143

tristan.peniston-bird@the193.com / Charlie.harrison@the193.com

Investors:

Brandon Bukstel, Investor Relations Manager

+1 (954)-554-7932

brandon.bukstel@geniussports.com